Apex Critical Metals Acquires Underexplored 9,200-acre

Bianco Carbonatite Project, Northern Ontario

3,735-hectare property covers large carbonatite complex within an area known for significant niobium mineralization

Vancouver, BC / ACCESSWIRE / November 26, 2024: Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9) ("Apex" or the "Company"), an exploration company focused on acquiring, exploring and developing properties potentially rich in carbonatite rocks hosting economic concentrations of rare earth elements (REEs) including niobium, is pleased to announce the acquisition of the Bianco Carbonatite Project ("Bianco" or the "Project"), located in northwestern Ontario near the community of Big Beaver House. The Project covers a large carbonatite complex which has seen little to no historical exploration.

Highlights include:

• The complex was identified and mapped by the Ontario Geological Survey in the 1970's.

• Located approximately midway between the Schryburt Lake and Big Beaver House Carbonatite projects, both with known niobium (Nb) and rare earth (REE) mineralization.

• Winter road passes within approximately 18km of the Project.

The Bianco Carbonatite Project is situated approximately 12½ km southwest of the Kingfisher Lake First Nation and 156 km north of Pickle Lake, Ontario. It comprises 85 single cell mining claims, encompassing approximately 3,735 hectares (9,229.3 acres), and is characterized by a geophysical magnetic anomaly consistent with carbonatite complexes observed in the region (Figure 1).

"Carbonatites are among the most productive sources of niobium, rare earths, and phosphate worldwide," said Sean Charland, CEO of Apex Critical Metals. "By adding Bianco to our portfolio, we're expanding our focus on these valuable systems, which are critical for industries ranging from clean energy to advanced critical technologies."

Figure 1. Residual magnetic field geophysical data showcasing distinct magnetic signature on the Bianco property and on surrounding carbonatites -- Apex Critical Metals

Originally identified and mapped during an Ontario Geological Survey (OGS) in the 1970's, Bianco lies within an area known for significant Nb mineralization. The Project is strategically located between the Big Beaver House and Schryburt Lake Carbonatite projects. Historical results from these nearby projects include assays of 2.92% Nb2O5 over 1.6 meters and 1.05% Nb2O5 over 2 meters at the Big Beaver House property, as well as sampling results of 1.82% Nb2O5 from a grab sample and 0.40% Nb2O5 over 2.43 meters at the Schryburt Lake Carbonatite property.1 (Figure 2).

Figure 2. Geology map detailing carbonatite complexes mapped by the OGS in the 1970s, as well as surrounding rock types -- Apex Critical Metals

Notably, no prior exploration activities have been conducted at Bianco, highlighting its potential as a promising target for future mineral discovery.

Mineralization at nearby or adjacent projects is not necessarily indicative of mineralization hosted on the Company's projects.

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo., Senior Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects, who has prepared and reviewed the content of this press release.

The results discussed in this document are historical. An Apex Qualified Person has not performed sufficient work or data verification to validate these results in accordance with National Instrument 43-101.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9)

Apex Critical Metals Corp.'s primary focus is the exploration of carbonatites and alkaline rocks, with potential to host economic concentrations of rare earth elements (REEs) and/or niobium. Apex's CAP Property located 85 kilometers northeast of Prince George, British Columbia, spans 25 square kilometers and hosts a recently identified promising 1.8-kilometer niobium trend. The company's Bianco Carbonatite Project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in Northwestern Ontario.

Carbonatites are extremely rare rock types, with less than 600 known worldwide. They are host to REE minerals, niobium, tantalum, phosphate as well as uranium, copper, and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxá and Catalão in Brazil and Niobec in Quebec. In addition, they are the primary source of REE's, including Mountain Pass in California, Mount Weld in Australia, Bayan Obo in Inner Mongolia. They are also important sources of phosphate (apatite), including Cargill, Ontario. While Palabora Mine in South Africa has produced Copper, Nickel, Gold, Magnetite and Vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite and other industrial minerals.

By acquiring a multitude of carbonatite projects, Apex intends to investigate potential high value opportunities to meet the growing global demand of specialty metals across various industries. Apex Critical Metals is publicly listed in Canada on the CSE, under the symbol "APXC," in the USA on the OTCQB market under the symbol "APXCF," and in Germany on the Börse Frankfurt under the symbol "KL9" or WKN: A40CCQ. You are invited to find out more at www.apexcriticalmetals.com where you can subscribe for News Alerts, watch our Video, or follow us on Facebook, X.com or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements that carbonatites and alkaline rocks have the potential to host economic concentrations of rare earth elements and/ or niobium and that the Company intends to investigate potential high value opportunities to meet the growing global demand for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company, including, but not limited to, that any future exploration activity on the property may not result in concentrations of rare earth elements, or any; and economic, geopolitical and other conditions and developments which may adversely affect demand for specialty metals. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by law.